                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                                (Amendment No. 2)
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               ANDROS INCORPORATED
                            (Name of Subject Company)

                             ANDROS ACQUISITION INC.
                              ANDROS HOLDINGS INC.
                                    (Bidder)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                     345281
                      (CUSIP Number of Class of Securities)

                               Richard D. Paterson
                              Andros Holdings Inc.
                             Metro Tower, Suite 1170
                                 950 Tower Lane
                       Foster City, California 94404-2121
                           Telephone:  (415) 286-2350
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                            Michael J. Kennedy, Esq.
                               Shearman & Sterling
                              555 California Street
                      San Francisco, California 94104-1522
                           Telephone:  (415) 616-1100

     Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") relating to the offer by Andros Acquisition Inc., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Andros Holdings Inc., a corporation organized under the laws of the State of Delaware ("Parent") and formed at the direction of Genstar Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware ("GCP II"), the sole general partner of which is Genstar Capital LLC, a limited liability company organized under the laws of the State of Delaware ("GCLLC"), to purchase all outstanding shares (the "Shares") of common stock, par value $.01 per share, of Andros Incorporated, a corporation organized under the laws of the State of Delaware (the "Company"), at a price of $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 21, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a)-(b) is hereby amended and supplemented by restating the last sentence of the second paragraph on page 15 of the Offer to Purchase in its entirety to read as follows:

     Parent has also received (i) a firm commitment from GCP II pursuant to which GCP II has committed to purchase Parent Common Stock in an aggregate amount of $17.0 million and (ii) a conditional commitment from GCP II pursuant to which GCP II has committed to purchase Parent Common Stock in an aggregate amount equal to the lesser of $3.0 million and the amount by which $28.0 million exceeds the Company's cash on hand at the Effective Time.

     Item 4(a)-(b) is hereby further amended and supplemented by restating the first sentence of the last paragraph on page 24 of the Offer to Purchase in its entirety to read as follows:

     Parent has received (i) a firm commitment from GCP II pursuant to which GCP II has committed to purchase Parent Common Stock in an aggregate amount of $17.0 million and (ii) a conditional commitment from GCP II pursuant to which GCP II has committed to purchase Parent Common Stock in an aggregate amount equal to the lesser of $3.0 million and the amount by which $28.0 million exceeds the Company's cash on hand at the Effective Time.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(e) is hereby amended and supplemented by adding thereto the following:

          Pursuant to a preliminary settlement agreement reached among the parties, the pending legal proceedings against the Company and the Board disclosed in Amendment No. 1 to the Statement are to be dismissed with prejudice. The preliminary settlement agreement provides, INTER ALIA, that the defendants will (i) disseminate to the stockholders of the Company certain additional information as set forth in Amendment No. 2 to the
     Schedule 14D-9 (the "Supplemental Disclosures"); and (ii) not object to the application of plaintiff's counsel for legal fees not exceeding $175,000 and expenses actually and reasonably incurred not exceeding $15,000. The preliminary settlement agreement is subject to execution by the parties of an appropriate Stipulation of Settlement and the approval of the Court of Chancery of the State of Delaware. Mailing of the Supplemental Disclosures to the stockholders of the Company commenced on March 14, 1996.

     Item 10(f) is hereby amended and supplemented by adding thereto the following:

          Purchaser has extended the Offer, and the Offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Monday, March 25, 1996, unless further extended. A press release issued by Parent on March 15, 1996 relating to the extension of the Offer is hereby filed as Exhibit (a)(9) to the Statement and is incorporated herein by reference.

     Item 10(f) is hereby further amended and supplemented by adding thereto the following:

          SUPPLEMENTAL FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the unaudited financial statements contained in the Company's Quarterly
     Report on Form 10-Q for the quarter ended January 28, 1996, (the "January Form 10-Q"). More comprehensive financial information is included in the January Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of the Offer to Purchase.

                              ANDROS INCORPORATED
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    SIX MONTHS ENDED
                                                     JANUARY 28/29,
                                                 -----------------------
                                                    1996        1995
                                                 ----------  -----------
Income Statement Data:
Sales.........................................  $ 20,850.7  $   24,312.2
Cost of Sales.................................    13,382.9      14,049.4
                                                 ----------  -----------
Gross Profit..................................     7,467.8      10,262.8
                                                 ----------  -----------
Expenses and Other Income:
Research and Development......................     2,572.4       2,485.1
Marketing, general and administrative.........     3,938.4       4,835.4
Interest and other income.....................      (637.8)      (709.8)
                                                 ----------  -----------
Total.........................................     5,873.0       6,610.7
                                                 ----------  -----------
Income before income taxes....................     1,594.8       3,652.1
Income tax provision..........................       510.4       1,129.3
                                                 ----------  -----------
Net Income....................................     1,084.4       2,522.8
                                                 ----------  -----------
                                                 ----------  -----------
Net income per common and common equivalent
 share........................................  $     0.22  $       0.52
Average oustanding shares and outstanding
 share equivalents............................     4,849.8       4,814.2

                                                                  AT JANUARY 28
                                                             ------------------------
                                                                      1996
                                                                 -------------
Balance Sheet Data:
  Total Current Assets.....................................      $  54,710.9
  Total Assets.............................................         66,089.3
  Total Current Liabilities................................          5,683.2
  Total Liabilities........................................          5,905.0
  Total Shareholders' Equity...............................         60,184.3
  Total Liabilities and Equity.............................         66,089.3

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following exhibits:



          (a)(9)    Press Release issued by Andros Holdings Inc. on March 15,
                    1996

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 15, 1996                      ANDROS ACQUISITION INC.


                                   By:   \s\  Daniel J. Boverman
                                       --------------------------
                                        Daniel J. Boverman
                                        Vice President and Secretary


                                   ANDROS HOLDINGS INC.


                                   By:   \s\  Daniel J. Boverman
                                       --------------------------
                                        Daniel J. Boverman
                                        Vice President and Secretary

                                EXHIBIT INDEX


     Exhibit
       No.                                       Item
      ----                                       ----
     (a)(9)    Press Release issued by Andros Holdings Inc. on March 15, 1996

                                                              EXHIBIT (a)(9)

                       ANDROS INCORPORATED SHAREHOLDER LITIGATION
                       SETTLED; TENDER OFFER FOR ANDROS EXTENDED


     FOSTER CITY, California, March 15--Genstar Capital Partners II, L.P. announced today that pursuant to a proposed settlement, pending legal proceedings against Andros Incorporated (Nasdaq: ANDY) and its board of directors relating to the cash tender offer by Genstar's indirect subsidiary Andros Acquisition Inc. to purchase all outstanding shares of common stock of Andros at $18.00 per share are to be dismissed with prejudice. Also pursuant to the proposed settlement, Andros began yesterday to distribute to its stockholders certain additional information relating to the tender offer. The proposed settlement is subject to execution by the parties of an appropriate Stipulation of Settlement and the approval of the Court of Chancery of the State of Delaware.

     In order to allow Andros stockholders sufficient time to review the additional information, Andros Acquisition has extended its tender offer, and the tender offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Monday, March 25, 1996.

     Genstar has been informed by the Depositary that approximately 411,778 Andros shares had been tendered as of March 14, 1996.

     Andros Incorporated designs, manufactures, and sells instrumentation to original equipment manufacturers of environmental and medical monitoring equipment worldwide.

     Genstar Capital Partners II, L.P. based in Foster City, CA, is a private investment fund that concentrates on leveraged acquisitions of manufacturing and services businesses.

          CONTACT:  Dane Nelson of Andros Incorporated, 510-849-5769; or Richard
D. Paterson of Genstar Capital, 415-286-2350